

16012959

UNITEDSTATES
URITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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NNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2016
Washington DC
416

SEC FILE NUMBER
8- 43085

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LEXINGTON INVESTMENT Company, Inc

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2365 Harrodsburg Rd, Suite B375
(No. and Street)

LEXINGTON (City) KY (State) 40504 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RODEFFER Moss & Co. PLLC
(Name – *if individual, state last, first, middle name*)

608 MABRY HOOD RD. (Address) Knoxville (City) TN (State) 37932 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Stanley S. Kerrick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lexington Investment Company, Inc., as of February 26, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

My commission expires August 18, 2017 Notary ID 493853

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

• Certified Public Accountants
• Business Advisors

p: 865.583.0091
f: 865.583.0560
w: rodefermoss.com
608 Mabry Hood Road
Knoxville, TN 37932

RM
RODEFER MOSS & CO, PLLC

Report of Independent Registered Public Accounting Firm

To the Shareholders
of Lexington Investment Company, Inc.

We have audited the accompanying financial statements of Lexington Investment Company, Inc. (the "Company"), which comprise the statement of financial condition as of December 31, 2015, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board ("PCAOB"). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Supplementary Information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rodefer Moss & Co, PLLC

Knoxville, Tennessee

February 25, 2016

LEXINGTON INVESTMENT COMPANY, INC.
Lexington, Kentucky

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
December 31, 2015

LEXINGTON INVESTMENT COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS	
Cash and cash equivalents	$ 316,779
Deposits with clearing organization and others	133,812
Receivables from clearing organization and other broker-dealers	117,401
Prepaid expenses	24,709
Furniture and equipment (net of accumulated depreciation of $51,040)	2,176
TOTAL ASSETS	$ 594,877
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Payables and accrued expenses	$ 31,003
Commissions payable	140,978
Income taxes payable	3,271
Deferred tax liability	546
Total liabilities	175,798
Stockholders' equity	
Common stock, no par value, 1,000 shares authorized, 799 shares issued and outstanding	180,000
Retained earnings	239,079
Total stockholders' equity	419,079
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 594,877

The accompanying notes are an integral part of the financial statements.

LEXINGTON INVESTMENT COMPANY, INC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUES	
Commissions	$ 1,408,914
Net dealer inventory and investment	255,539
Interest and dividends	3,374
Management and investment advisory income	40,623
Total revenues	1,708,450
EXPENSES	
Employee compensation and benefits	1,306,269
Clearing fees	129,459
Communications and data processing	38,839
Occupancy costs	81,965
Other operating expenses	117,586
Total expenses	1,674,118
NET INCOME BEFORE INCOME TAXES	34,332
Provision for income taxes	10,812
NET INCOME	$ 23,520

The accompanying notes are an integral part of the financial statements.

LEXINGTON INVESTMENT COMPANY, INC
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balance, January 1, 2015	799	$ 180,000	$ 236,134	$ 416,134
Net income	-	-	23,520	23,520
Dividends	-	-	(20,575)	(20,575)
Balance, December 31, 2015	799	$ 180,000	$ 239,079	$ 419,079

The accompanying notes are an integral part of the financial statements.

LEXINGTON INVESTMENT COMPANY, INC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 23,520
Adjustments to reconcile to net income to net cash provided by (used in) operating activities:	
Depreciation	1,580
Provision for deferred income taxes	616
(Increase) decrease in:	
Deposits with clearing organization	(27,781)
Accounts receivable	(9,582)
Prepaid expenses	2,660
Increase (Decrease) in:	
Accounts payable and accrued expenses	(11,384)
Commissions payable	(1,624)
Income taxes payable	(8,837)
Net cash (used in) operating activities	(30,832)
CASH FLOWS FROM FINANCING ACTIVITIES	
Dividends paid to stockholders	(20,575)
Net cash (used in) financing activities	(20,575)
NET (DECREASE) IN CASH AND CASH EQUIVALENTS	(51,407)
Cash and cash equivalents, beginning of year	368,186
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 316,779
Supplemental disclosures of cash flow information	
Cash paid for income taxes	$ 22,668

The accompanying notes are an integral part of the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Lexington Investment Company, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are the representation of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Organization

Lexington Investment Company, Inc., is a registered broker-dealer with certain restrictions as outlined in an agreement with the Financial Industry Regulatory Authority, Inc. (FINRA), formerly the National Association of Securities Dealers (NASD). The Company was incorporated on June 19, 1990, issued its original common stock on September 5, 1990, and became registered with the Securities and Exchange Commission on November 19,1990.

Customer Funds

Lexington Investment Company, Inc., has agreed to not hold funds or securities for customers, or to owe money or securities to customers and does not carry accounts of, or for customers, except with respect to the purchase, sale and redemption of redeemable shares of registered investment companies or of interests or participation in insurance company separate accounts. In addition, the Company introduces and forwards all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully-disclosed basis.

Method of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting. Accordingly, revenues are recognized when they are earned and expenses are recognized when they are incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Furniture and Equipment

Furniture and equipment are recorded at historical cost and depreciated using the straight-line method over the estimated useful lives of the respective assets which range from five to ten years. The cost of repairs and maintenance is expensed as incurred. When furniture and equipment are retired, or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in income for the period. Depreciation expense for the year ended December 31, 2015, totaled $1,580.

Deposits with Clearing Organization and Others

Deposits with clearing organizations consist of cash, cash equivalents and other short-term securities.

Recognition of Revenue

The Company's primary source of revenue is commissions generated by effecting trades for its customers most of whom are located in Central and Eastern Kentucky. Customers' securities transactions are recorded on a settlement-date basis. Securities transactions of the Company are recorded on a trade-date basis.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. Deferred taxes represent the future tax consequences of those differences which will either be deductible or taxable when the assets and liabilities are recovered or settled. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements utilizing currently enacted tax laws and rates. Deferred tax expense or benefit is recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. The Company assesses the likelihood, based on technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that necessitates an increase or decrease. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and any penalties as operating expenses.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Statement of Cash Flows

For purposes of this statement, short-term investments which have an original maturity of three months or less are considered cash equivalents.

Managements' Review of Subsequent Events

The Company has evaluated and considered the need to recognize or disclose subsequent events through February 25, 2016 which represents the date that these financial statements were available to be issued. Subsequent events past this date, as they pertain to the year ended December 31, 2015, have not been evaluated by the Company.

2. CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities with banks, other financial institutions and other broker-dealers. In the event one of these parties does not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the other party to the transaction.

The Company maintains cash balances at several financial institutions. Accounts at these institutions are insured by the Federal Deposit Insurance Corporation up to $250,000. During the year, the balances at these financial institutions may exceed the FDIC insured limits.

3. ACCOUNTS AND NOTES RECEIVABLE

Receivables from clearing organization and other broker-dealers represent the amounts due from Lexington Investment Company, Inc.' s, clearing broker as well as other broker-dealers principally for commissions earned during the month of December. Payment is generally received in the month subsequent to year-end. Lexington Investment Company, Inc. does not require collateral under its present arrangement with these broker-dealers. No reserve for uncollectible receivables has been provided as management considers all receivables to be collectible in the ordinary course of business.

4. FURNITURE AND EQUIPMENT

As of December 31, 2015, furniture and equipment consisted of the following:

Furniture and fixtures	$ 9,931
Office equipment	43,285
Total furniture and equipment	53,216
Less: accumulated depreciation	(51,040)
Net furniture and equipment	$ 2,176

5. OPERATING LEASE

The Company leases office space under a lease agreement which requires monthly rental payments of $6,655. The lease agreement expired in 2013 and became a month to month lease arrangement between the Company and its landlords. Total occupancy expense for the Company's business premises amounted to $81,965 for the year ended December 31, 2015.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 1 5c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company's net capital totaled $365,635 which is $265,635 above its required net capital of $100,000. The aggregate indebtness to net capital ratio at December 31, 2015, was .48 to 1.

7. INDEMNIFICATIONS

The Company indemnifies clients against potential losses incurred in the event certain third-party service providers, including sub-custodians and third-party brokers, execute transactions improperly. The potential future payments under this indemnification policy cannot be estimated. However, the Company believes that it is unlikely it will incur material obligations under this agreement; therefore, no contingent liability has been recognized in the accompanying financial statements.

8. PROVISION FOR INCOME TAXES

Lexington Investment Company, Inc. is taxed as a corporation. The amount provided for income taxes is based on income reported for financial statement purposes adjusted for permanent differences between reported financial and taxable income. Deferred income taxes are provided for timing differences related to certain income and expense items which are recognized for financial accounting purposes in one accounting period and for tax purposes in another accounting period.

These temporary timing differences relate to the recognition of depreciation expense for income tax and financial statement purposes, to contributions that are not allowed for income tax purposes in the current year that carry forward to reduce future taxable income.

Income tax expense pertaining to continuing operations for 2015, consists of the following:

Current expense (benefit):	
Federal	$ 6,925
State and local	3,271
	10,196
Deferred	616
Total provision for income tax	$ 10,812

8. PROVISION FOR INCOME TAXES (CONTINUED)

Net deferred tax asset as of December 31, 2015, consists of the following:

Deferred tax asset:	
Capital loss carryforward	$ 8,701
Contributions carryforward	281
Gross deferred tax assets	8,982
Deferred tax liabilities:	
Depreciation	(827)
Valuation allowance	(8,701)
Gross deferred tax liabilities	(9,528)
Deferred tax liability, net	$ 546

A valuation allowance is provided for the excess of the deferred tax asset over the deferred tax liability related to the capital loss carry forward, since it is uncertain if the tax benefits will ever be realized. The valuation allowance related to deferred tax assets decreased by $2,772 in 2015.

The total income tax provision differs from the amount that would be obtained by applying the federal statutory rate of 35% to income from continuing operations before income taxes, as follows:

Expected income tax expense	$ 12,016
State and local income taxes	3,271
Non-deductible expenses	5,394
Graduated rates	(1,531)
Deferred tax accrual	616
	7,750
Total provision for income tax	$ 10,812

As of December 31, 2015, there are no identified uncertain tax positions. The Company files income tax returns in the U.S. federal jurisdiction and the state of Kentucky. The Company is no longer subject to U.S. federal income tax examinations by tax authorities for the years before 2012. With respect to the state of Kentucky, the Company is no longer subject to income tax audits for years before 2011.

At December 31, 2015, the Company has a capital loss carry forward totaling $22,898, which expires in 2019. These losses may offset against future capital gains should capital gains be realized before the expiration of the losses. Also, at December 31, 2015 the Company has contributions carryforward totaling $797 that may be offset against future taxable income through 2019.

9. STOCK REPURCHASE AGREEMENT

Lexington Investment Company Inc., has entered into a repurchase agreement with its stockholders under which Lexington Investment Company, Inc., has the right and option to repurchase a stockholder's outstanding shares in the event of the death, total disability, termination or withdrawal (referred to collectively as the redemption event) of the stockholder. In the event Lexington Investment Company, Inc., chooses to exercise its option to repurchase outstanding shares from a stockholder, the purchase price of the redeemed shares is based on the total stockholders' equity of Lexington investment Company, Inc., as of the valuation date, less the aggregate amount of any and all dividends or other distributions declared between the valuation date and the date of closing, divided by the number of shares issued and outstanding prior to the redemption event, multiplied by the number of shares being redeemed.

SUPPLEMENTARY INFORMATION

LEXINGTON INVESTMENT COMPANY, INC.
SCHEDULE A
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2015

NET CAPITAL		
Total stockholders' equity		$ 419,079
Deduct stockholders' equity not allowable for net capital		-
Total stockholders' equity qualified for net capital		419,079
Deductions and/ or charges:		
Cash on deposit at CRD	$ (2,005)	
Nonallowable accounts receivable	(24,000)	
Prepaid expense	(24,709)	
Furniture and equipment, net	(2,176)	
		(52,890)
Net capital before haircuts on securities positions		366,189
Haircuts on securities		-
NET CAPITAL		$ 366,189
Aggregate indebtness:		
Payables and accrued expenses	31,003	
Commissions payable	140,978	
Deferred tax liability, net	546	
Income taxes payable	3,271	
Total aggregate indebtness		$ 175,798
Computation of basic net capital requirements		
$175,798 divided by 15 or $100,000 minimum		$ 100,000
Excess net capital		$ 266,189
Ratio: aggregate indebtness to net capital		.48 to 1
Reconciliation with Company's computation:		
Net capital as reported in Company's Part II (unaudited) FOCUS report		$ 383,137
Effect of year-end adjustments on accounts included in net capital calculation		(16,948)
NET CAPITAL PER ABOVE		$ 366,189

LEXINGTON INVESTMENT COMPANY, INC.
SCHEDULE B
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2015

Lexington Investment Company, Inc. had no notes payable collateralized by securities or secured customer receivables at any point throughout the year ended December 31, 2015. Therefore, a computation for determination of reserve requirements under Rule 15c3-3 of the Securities and Exchange Commission is not applicable.

• Certified Public Accountants
• Business Advisors

p: 865.583.0091
f: 865.583.0560
w: rodefermoss.com
608 Mabry Hood Road
Knoxville, TN 37932



Review Report of Independent Registered Public Accounting Firm

To the Shareholder
of Lexington Investment Company, Inc.

We have reviewed management's statements, included in assertions made in Part 11A of Lexington Investment Company, Inc.'s (the "Company") Financial and Operational Combined Uniform Single Report ("Focus Report"), in which (1) the Company identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board ("United States") and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Rodefer Moss & Co, PLLC

Knoxville, Tennessee
February 25, 2016

February 22, 2016

2365 Harrodsburg Road
Lexington, Kentucky 40504

EXEMPTION REPORT

Lexington Investment Company, Inc.'s Assertions

We confirm, to the best of our knowledge and belief, that:

Lexington Investment Company claims and met the exemption from Rule 15c3-3 under paragraph (k)2(i) and 2(ii) as of and throughout the year for the year ended December 31, 2015.

Sincerely,



Stanley S. Kerrick
President

2365 Harrodsburg Road • Ste. B375 • Lexington, Kentucky 40504

(859) 224-7073 • (800) 264-7073 • FAX (859) 224-7074

· Certified Public Accountants
· Business Advisors

p: 865.583.0091
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w: rodefermoss.com
608 Mabry Hood Road
Knoxville, TN 37932


RM
RODEFER MOSS & CO, PLLC

Independent Accountant's Agreed-Upon Procedures Report On Schedule of Assessment And Payments (Form Sipc-7)

To the Shareholders of Lexington Investment Company, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2015, which were agreed to by Lexington Investment Company, Inc. (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board ("United States"). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and bank statements, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rodefer Moss & Co, PLLC

Knoxville, Tennessee
February 25, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended **12/31/2015**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

17*17*******2232********************MIXED AADC 220
043085 FINRA DEC
LEXINGTON INVESTMENT COMPANY INC
2365 HARRODSBURG RD STE B375
LEXINGTON KY 40504-3340

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Stan Kerrick (859) 224-7073

2. A. General Assessment (item 2e from page 2) $ 1,366

B. Less payment made with SIPC-6 filed (exclude interest) (0)

Date Paid

C. Less prior overpayment applied (1,226)

D. Assessment balance due or (overpayment) 140

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 140

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 140

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

LEXINGTON INVESTMENT Co. INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

PRESIDENT
(Title)

Dated the 15th day of February, 2016.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,708,450
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,032,472
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	129,459
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	1,161,931
2d. SIPC Net Operating Revenues	$ 546,519
2e. General Assessment @ .0025	$ 1,366

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